MUNGER, TOLLES & OLSON LLP

355 SOUTH GRAND AVENUE

THIRTY-FIFTH FLOOR

LOS ANGELES, CALIFORNIA 90071-1560

TELEPHONE (213) 683-9100

FACSIMILE (213) 687-3702

33 NEW MONTGOMERY STREET

SAN FRANCISCO, CALIFORNIA 94105-9781

TELEPHONE (415) 512-4000

FACSIMILE (415) 512-4077

November 23, 2011

WRITER’S DIRECT LINE
(213) 683-9520
(213) 683-4020 FAX
MaryAnn.Todd@mto.com

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:                                      Mr. Daniel F. Duchovny

Re:                       99 Cents Only Stores

Preliminary Proxy Statement on Schedule 14A

File No. 001-11735, initially filed on October 27, 2011

Amendment No. 1 filed on November 23, 2011

Schedule 13E-3

File No. 005-51069, initially filed on October 27, 2011

Amendment No. 1 filed on November 23, 2011

Dear Mr. Duchovny:

On behalf of 99 Cents Only Stores (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated November 17, 2011 relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Schedule 13E-3 (the “Schedule 13E-3”), each filed with the Commission on October 27, 2011.

U.S. Securities and Exchange Commission

November 23, 2011

We have revised the Proxy Statement and the Schedule 13E-3, respectively, in response to the Staff’s comments and are concurrently filing via EDGAR Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) and an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) that reflect these revisions and generally update the information contained therein.  We are supplementally providing two (2) blacklined copies of each of the Amended Proxy Statement and the Amended Schedule 13E-3, each marked to show changes from the respective documents filed on October 27, 2011.

In this letter, we have recited the comments from the Staff in bold, italicized type and have followed each comment with our response.  Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amended Proxy Statement or the Amended Schedule 13E-3, as applicable. Page references in the responses to the Staff’s comments correspond to the pagination of the Amended Proxy Statement or the Amended Schedule 13E-3, as applicable.

Schedule 13E-3

1.                                    Please advise us as to what consideration was given as to whether Au Zone Investments #2, L.P. should be named as a filing person.  Please tell us why you believe this entity is not an affiliate engaged, directly or indirectly, in the going private transaction.

RESPONSE TO COMMENT 1:

We acknowledge the Staff’s comment and respectfully advise the Staff that it was considered, prior to filing the Schedule 13E-3, whether Au Zone Investments #2, L.P. should be included as a filing person on the schedule. It was concluded that, although Au Zone Investments #2, L.P. may be deemed to be an affiliate of the Company given that its general partner is controlled by members of the Gold/Schiffer Family, Au Zone Investments #2, L.P. is not engaged, directly or indirectly, in a Rule 13e-3 transaction. Au Zone Investments #2, L.P., unlike the other filing persons, is not a party to the Rollover Letter. Indeed, it is currently contemplated that all of the shares of the Company’s common stock owned by Au Zone Investments #2, L.P. at closing will be cashed out in the transaction. It was considered whether the fact that Au Zone Investments #2, L.P. signed the voting agreement would render it engaged in the transaction. It is believed that an agreement to vote in favor of a transaction, in and of itself, and absent participation in the buyer group, does not create a filing obligation. A different conclusion was reached when deciding whether The Gold Revocable Trust (the “Trust”) should be deemed as being engaged in the Rule 13e-3 transaction. In the case of the Trust, it was concluded that because the Trust was a party to the Rollover Letter and that its shares were committed to be rolled over in the merger the Trust should be included as a filing person. In addition to the foregoing, it is important to note that Au Zone Investments #2, L.P. was formed by members of the Gold/Schiffer Family more than fifteen years ago to hold various assets, including real estate owned by the family. It was not formed in connection with the Rule 13e-3 filing requirements. Finally, it is also important to note that, because Au Zone Investments #2, L.P.’s partners are all included as filing persons on the Schedule 13E-3, including Au Zone Investments #2, L.P. would not provide additional meaningful protections for investors. For these reasons, it is believed that neither SEC rules nor policy considerations require Au Zone Investments #2, L.P. to be named as an additional filing person.

U.S. Securities and Exchange Commission

November 23, 2011

Introduction

2.                                    Revise or delete the disclaimer in the penultimate paragraph of this section that the filing of the Schedule 13E-3 shall not be construed as an admission that any filing person is an affiliate of the company or of any other filing person within the meaning of Rule 13e-3.  Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to the company or other filing persons.

RESPONSE TO COMMENT 2:

We have revised the disclosure on page 1 of the Amended Schedule 13E-3 to reflect the Staff’s comment.  In addition, we have included disclosure concerning the factual basis upon which certain of the filing persons are deemed affiliates of the Company with the meaning of Rule 13e-3 of the Securities Exchange Act of 1934, as amended.

3.                                    We note your disclaimers in the last paragraph of this section by all filing persons with respect to the accuracy of information provided by other filing persons and included in the Schedule 13E-3.  Please revise or delete these disclaimers as it is inappropriate for a filing person to disclaim responsibility for disclosure in that filing person’s Schedule 13E-3.

RESPONSE TO COMMENT 3:

We have revised the disclosure on page 1 of the Amended Schedule 13E-3 to reflect the Staff’s comment.

Preliminary Proxy Statement

Summary Term Sheet, page 1

4.                                    Please revise the disclosure in the first paragraph under the caption “Recommendation of Our Special Committee and Board of Directors” to clarify whose affiliates you are referencing in the carve out in parentheses: other than the Rollover Investors and Parent and its affiliates ...” (emphasis added).  Are you referring to affiliates of Parent or of the company?

RESPONSE TO COMMENT 4:

We have revised the disclosure on pages 6, 32, and 89 of the Amended Proxy Statement to reflect the Staff’s comment.  The references are to affiliates of the Parent.

U.S. Securities and Exchange Commission

November 23, 2011

5.                                    On a related note, please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders.  See Item 1014(a) of Regulation M-A.  Note also that the staff views officers and directors of the issuer as affiliates of that issuer.

RESPONSE TO COMMENT 5:

We have revised the disclosure on pages 6, 33, 36, 39, 60 and 89 of the Amended Proxy Statement to reflect the Staff’s comment.

Special Factors

6.                                    Revise the appropriate sections such that each filing person discloses why it is undertaking the going private transaction at this time.  See Item 1013(a) of Regulation M-A.

RESPONSE TO COMMENT 6:

We have revised the disclosure on pages 20, 34, 54 and 55 of the Amended Proxy Statement to reflect the Staff’s comment.

Background of the Merger, page 20

7.                                    Please revise the first two paragraphs to explain why the Gold/Schiffer Family did not inform the board of its discussions with LGP concerning the acquisition of the company.  Did members of the Gold/Schiffer Family, as directors and/or executive officers of the company, have any duty to inform the board of such discussions?

RESPONSE TO COMMENT 7:

We have revised the disclosure on page 20 of the Amended Proxy Statement to reflect the Staff’s comment.  As set forth in the revised disclosure, the preliminary discussions the Gold/Schiffer Family had with LGP in the fourth calendar quarter of 2010 were in their capacity as shareholders.  In addition, at that time the Gold/Schiffer Family had not made a determination of whether it wanted to move forward with a transaction, and LGP had informed the Gold/Schiffer Family that LGP did not wish to proceed with any transaction without their involvement.  As a result, the Gold/Schiffer Family had no duty to inform the Board of these exploratory discussions at this very preliminary stage.

U.S. Securities and Exchange Commission

November 23, 2011

8.                                    Please revise the fourth paragraph on page 21 to describe the potential structure of a going private transaction and to quantify the possible price to be paid in such a transaction.

RESPONSE TO COMMENT 8:

We have revised the disclosure on page 21 of the Amended Proxy Statement to reflect the Staff’s comment.

9.                                    Refer to the fifth paragraph on page 21.  Please explain why the Gold/Schiffer Family, controlling approximately 33% of the company’s outstanding common stock, attempted to dictate to the board, through its legal counsel, the terms of a solicitation process relating to the sale of the company.

RESPONSE TO COMMENT 9:

The Staff’s comment is acknowledged but exception is taken with the Staff’s characterization of the discussions between Skadden and Munger Tolles in mid-February 2011 related to process.  Like any bidder, the Gold/Schiffer Family had a view on how to proceed with respect to a potential transaction.  Munger Tolles conveyed that view to the independent members of the Board who determined to go in a different direction.  As a consequence, the proposal that was made by the Gold/Schiffer Family and LGP in March 2011 was publicly disclosed and the Company conducted an auction to test the market for alternative bidders.

10.                           Refer to the third full paragraph on page 23.  Please describe supplementally the materials received by the special committee from 21 investment banks.  Refer to Item 1015 of Regulation M-A for guidance.

RESPONSE TO COMMENT 10:

We supplementally advise the Staff that the materials received by the special committee from the 21 investment banks consisted primarily of pitch materials describing the experience and credentials of the investment banks.  One investment bank provided an illustrative leveraged buy-out analysis.  This investment bank’s analysis was prepared unsolicited and without any input from the Company or the special committee.  The special committee did not interview or engage in any substantive discussions with this investment bank and did not use its analysis.  Moreover, several investment banks included additional information in their pitch materials, such as suggested next steps for the Company as well as charts and tables reflecting public information about other buy-out transactions involving retail companies and performance metrics for the Company and other discount retailers.  This additional information was not solicited by the special committee and the special committee did not use such information in discharging its duties.

U.S. Securities and Exchange Commission

November 23, 2011

11.                            Please confirm supplementally that the preliminary valuation analysis presented by Lazard on July 26, 2011 is the report filed as exhibit (c)(2) to the Schedule 13E-3.

RESPONSE TO COMMENT 11:

We confirm that the preliminary valuation analysis presented by Lazard on July 26, 2011 is the report filed as exhibit (c)(2) to the Schedule 13E-3.

Purpose and Reasons for the Merger; Recommendation of Our Special Committee and Board of Directors; Fairness of the Merger

The Special Committee, page 32

12.                            Please revise the first bullet point on page 33 to explain the disclosure.  How did the current and historical market prices for the company’s common stock support the fairness determination?  We note that the previous bullet point addresses the premium of the merger consideration over the stock price at various dates.

RESPONSE TO COMMENT 12:

The special committee considered the current and historical market prices for the Company’s common stock to be relevant factors in evaluating the proposed transaction.  Although not necessarily reflective of the Company’s value, the special committee believes that such information reflects the market’s perception of the Company’s value.  The disclosure on page 34 of the Amended Preliminary Proxy Statement has been revised to reflect the Staff’s comment.

13.                            We note that the special committee considered the Lazard analyses and opinion.  We also note that the board of directors adopted the special committee’s analysis and conclusions in making its fairness determination.  Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation.  See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981).  Please revise to state, if true, that the special committee adopted Lazard’s analyses and conclusion as its own.  Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

RESPONSE TO COMMENT 13:

We have revised the disclosure on pages 35 and 39 of the Amended Proxy Statement to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

November 23, 2011

14.                            Please address how any filing person relying on the Lazard opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than the Rollover Investors, the Company, Parent, Merger Sub and holders who demand appraisal rights rather than all security holders unaffiliated with the company.

RESPONSE TO COMMENT 14:

The reference in Lazard’s opinion to holders of the Company’s common stock other than the Rollover Investors, the Company, Parent and Merger Sub includes all unaffiliated shareholders and certain affiliated shareholders, such as officers and directors of the Company and Au Zone Investments #2, L.P.  The special committee, the Board, the Rollover Investors, Parent, Merger Sub, the Ares Filing Persons and CPPIB interpret Lazard’s opinion as providing that the merger consideration is fair, from a financial point of view, to all unaffiliated shareholders because both the unaffiliated shareholders and the affiliated shareholders (other than the Rollover Investors, the Company, Parent and Merger Sub) are to be paid the same $22.00 per share merger consideration on the terms set forth in the merger agreement.  Further, the special committee interprets the Lazard opinion’s exclusion of holders who are entitled to and properly demand an appraisal of their shares as acknowledging that such holders of the Company’s common stock will not receive the merger consideration, and will instead receive an amount in an appraisal proceeding that may be more than, less than or the same as the merger consideration.  Lazard did not offer an opinion as to the fairness of the hypothetical consideration such holders may receive by virtue of the merger.  Accordingly, the exclusions from Lazard’s opinion did not affect the view of the special committee, the Board, the Rollover Investors, Parent, Merger Sub, the Ares Filing Persons or CPPIB as to the fairness of the merger consideration offered under the merger agreement to all unaffiliated shareholders.

15.                            We note the disclosure in the last paragraph on page 35 that the special committee noted the merger does not require approval by a majority of the shares held by unaffiliated holders.  We note similar disclosure in the last paragraph of page 36 and in the first paragraph after the bullet points on page 38 relating to the interests of the company’s directors and officers in the merger.  Revise to state how each fact affected the special committee’s fairness determination.

RESPONSE TO COMMENT 15:

We have revised the disclosure on pages 37–38 and 40 of the Amended Proxy Statement to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

November 23, 2011

16.                            Please revise the first paragraph of page 37 to disclose the basis for the conclusion that the liquidation value of the company would be significantly lower than the going concern value of the company given that no liquidation value analysis was conducted.

RESPONSE TO COMMENT 16:

We have revised the disclosure on page 38 of the Amended Proxy Statement to reflect the Staff’s comment.

Opinion of Financial Advisor to Our Special Committee and Board of Directors, page 38

17.                            Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed.  For example, disclose (i) the enterprise values, EBITDA and P/E information for each comparable company that is the basis for the multiples disclosed on page 42 with respect to the Public Trading analysis, (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 43 with respect to the Selected Precedent Transaction analysis, and (iii) the company’s projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections).

RESPONSE TO COMMENT 17:

We have revised the disclosure on pages 44–46 of the Amended Proxy Statement to reflect the Staff’s comment.

18.                            With respect to the Public Trading analysis, please explain the meaning of the disclosure “[b]ased on an analysis of the relevant metrics for each of the reference companies .  .  .” on page 42.

RESPONSE TO COMMENT 18:

We have revised the disclosure on page 44 of the Amended Proxy Statement to reflect the Staff’s comment.

19.                         With respect to the Discounted Cash Flow analysis, revise your disclosure to show how Lazard arrived at the range of present values from the projected financial data.

RESPONSE TO COMMENT 19:

We have revised the disclosure on page 46 of the Amended Proxy Statement to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

November 23, 2011

20.                            Also with respect to the Discounted Cash Flow analysis, we note the disclosure that Lazard derived unlevered free cash flows for various periods but that such a line-item does not appear in the projections included on page 76 of the proxy statement.  Please advise or revise to show how such figures were derived.

RESPONSE TO COMMENT 20:

We have revised the disclosure on page 46 of the Amended Proxy Statement to reflect the Staff’s comment.

21.                            We also note that the terminal value multiple range used in the Discounted Cash Flow analysis is significantly narrower than the range of multiples developed in the Public Trading analysis.  Lazard cited the multiple range in the Public Trading analysis as the basis for the terminal value multiple range in the Discounted Cash Flow analysis.  Please revise to explain the apparent discrepancy.

RESPONSE TO COMMENT 21:

We have revised the disclosure on page 44 of the Amended Proxy Statement to reflect the Staff’s comment.

22.                            Please revise this section to provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to the preliminary presentation made by Lazard in July 2011.

RESPONSE TO COMMENT 22:

We have revised the disclosure on page 46–47 of the Amended Proxy Statement to reflect the Staff’s comment.

23.                            We note that the fee payable to Lazard is “currently estimated to be $9.65.”  With a view toward revised disclosure, please tell us how the amount of the fee may change in the future.

RESPONSE TO COMMENT 23:

The fee payable to Lazard will depend on the number of fully diluted shares of the Company’s common stock as of the closing date of the merger.  The Company does not expect more than a de minimis fluctuation in this share amount between now and the closing of the merger.  Accordingly, we have revised the disclosure on page 47 of the Amended Proxy Statement to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

November 23, 2011

24.                            Quantify the fees received by Lazard from ACOF III’s affiliate in 2010 and any other fees required to be disclosed by Item 1015(b)(4) of Regulation M-A.++

RESPONSE TO COMMENT 24:

We have revised the disclosure on page 47 of the Amended Proxy Statement to reflect the Staff’s comment.

Presentations of Guggenheim Securities, LLC to the Gold/Schiffer Family, page 44

25.                            Please revise this section to provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to these presentations.  We note disclosure relating to illustrative analyses, transaction alternatives and present value calculations.  Note that the summary must include, among other things, the findings and the methods and bases for arriving at such findings.

RESPONSE TO COMMENT 25:

We have revised the disclosure on pages 47–54 of the Amended Proxy Statement to reflect the Staff’s comment.

26.                            Please revise to quantify the fee paid to Guggenheim for its services in connection with this transaction and with all other work performed by Guggenheim during the past two years, as required by Item 1015(b)(4) of Regulation M-A.

RESPONSE TO COMMENT 26:

We have revised the disclosure on page 54 of the Amended Proxy Statement to reflect the Staff’s comment.  However, the specific dollar amount of the fee to be paid by the Gold/Schiffer Family to Guggenheim has been omitted because the final fee arrangements have yet to be formalized.  We intend to update the disclosure in the definitive proxy statement to reflect the specific fee amount as soon as these arrangements have been formalized.

Purposes and Reasons for the Merger for Parent, Merger Sub, the Ares Filing Persons and CPPIB, page 48

27.                            Please delete the first clause in this section as well as similar language under the caption “Position of Parent, Merger Sub, the Ares Filing Persons and CPPIB” on page 51.  Your determination to file the Schedule 13E-3 and your inclusion of the Parent, Merger Sub, the Ares Filing Persons and CPPIB as filing persons indicate that this is a going private transaction in which these persons are participating and, as such, they are required to provide specific disclosure under the rules applicable to this transaction, not under a “possible interpretation” of those rules.

RESPONSE TO COMMENT 27:

We have revised the disclosure on pages 54 and 58 of the Amended Proxy Statement to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

November 23, 2011

28.                            Similarly, your inclusion of the Parent, Merger Sub, the Ares Filing Persons and CPPIB as filing persons indicates your conclusion that these persons are affiliates of the company for purposes of Rule 13e-3.  Thus, please revise your disclosure (here and on page 51) to remove doubt from this conclusion, currently stating that these persons “may be deemed” affiliates of the company and therefore “may be required” to provide disclosure responsive to Schedule 13E-3.

RESPONSE TO COMMENT 28:

We have revised the disclosure on pages 54 and 58 of the Amended Proxy Statement to reflect the Staff’s comment.

Position of the Rollover Investors as to the Fairness of the Merger, page 48

29.                            Please revise each section to address the disclosure required by Item 1014(c) of Regulation M-A and how it affected the fairness determination of the Rollover Investors.  Apply this comment also to the section entitled “Position of Parent, Merger Sub, the Ares Filing Persons and CPPIB.”

RESPONSE TO COMMENT 29:

We have revised the disclosure on pages 56 and 60 of the Amended Proxy Statement to reflect the Staff’s Comment.

30.                            Please revise this section and the section entitled “Position of Parent, Merger Sub, the Ares Filing Persons and CPPIB” to address the detrimental aspects of the transaction described on page 36 or any other potentially negative factors affecting these filing persons’ fairness determination.

RESPONSE TO COMMENT 30:

We have revised the disclosure on pages 57, 58 and 61 of the Amended Proxy Statement to reflect the Staff’s Comment.

31.                            Please revise the first paragraph under the caption “Debt Financing” to state that for purposes of paying for shares subject to the merger Parent only has a commitment of $575 million under the Senior Facilities instead of the $675 currently disclosed.

RESPONSE TO COMMENT 31:

We have revised the disclosure on page 67 of the Amended Proxy Statement to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

November 23, 2011

32.                            Please clarify who has the right to appoint investment banks to sell or privately place the Senior Notes as disclosed in the third full bullet point on page 61.

RESPONSE TO COMMENT 32:

We have revised the disclosure on page 69 of the Amended Proxy Statement to reflect the Staff’s comment.

Voting Agreement, page 65

33.                            Please quantify here the number of shares subject to the voting agreement.

RESPONSE TO COMMENT 33:

We have revised the disclosure on pages 74 to reflect the Staff’s comment.

Where You Can Find More Information, page 131

34.                                    We note that you attempt to “forward incorporate” by reference any future filings filed with the SEC from the date of this information statement through the date of the special meeting.  However, Schedule 13E-3 does not permit forward incorporation by reference.  If the information provided to security holders in the information statement materially changes, you are under an obligation to amend the Schedule 13E-3 to update it and to disseminate the new information to security holders in a manner reasonably calculated to inform them about the change.  Please revise the disclosure here in accordance with this comment.

RESPONSE TO COMMENT 34:

We acknowledge the Staff’s comment and have deleted the sentence on page 140 that referred to future filings.

Form of Proxy Card

35.                                    Please revise the form of proxy to clearly identify it as being preliminary.  See Rule 14a-6(e)(1) of Regulation 14A.

RESPONSE TO COMMENT 35:

We have revised the form of proxy card to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

November 23, 2011

Please do not hesitate to contact Brett Rodda at (213) 683-9161 or me at (213) 683-9520 with any questions or comments regarding this response letter, the Amended Proxy Statement or the Amended Schedule 13E-3.  Thank you for your assistance.

Sincerely,

/s/ Mary Ann Todd
Mary Ann Todd

cc:                               Eric Schiffer, 99 Cents Only Stores

Hillel Cohn, Morrison & Foerster LLP

Each of the Filing Persons hereby acknowledges that:

•                                        each Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                        the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

99 Cents Only Stores

Date: November 23, 2011	By:	/s/ Eric Schiffer
	Name:	Eric Schiffer
	Title:	Chief Executive Officer

Number Holdings, Inc.

Date: November 23, 2011	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

Number Merger Sub, Inc.

Date: November 23, 2011	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

Ares Corporate Opportunities Fund III, L.P.

Date: November 23, 2011	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

[SEC Response Letter]

ACOF Management III, L.P.

Date: November 23, 2011	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

ACOF Operating Manager III, LLC

Date: November 23, 2011	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

Ares Management LLC

Date: November 23, 2011	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

Ares Management Holdings LLC

Date: November 23, 2011	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

Ares Holdings LLC

Date: November 23, 2011	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

Ares Partners Management Company LLC

Date: November 23, 2011	By:	/s/ Michael Weiner
	Name:	Michael Weiner
	Title:	Authorized Signatory

Canada Pension Plan Investment Board

Date: November 23, 2011	By:	/s/ André Bourbonnais
	Name:	André Bourbonnais
	Title:	Authorized Signatory

[SEC Response Letter]

The Gold Revocable Trust Dated October 26, 2005

Date: November 23, 2011	By:	/s/ David Gold
	Name:	David Gold
	Title:	Co-Trustee

Date: November 23, 2011	By:	/s/ Sherry Gold
	Name:	Sherry Gold
	Title:	Co-Trustee

Howard Gold

Date: November 23, 2011	By:	/s/ Howard Gold

Jeff Gold

Date: November 23, 2011	By:	/s/ Jeff Gold

Karen Schiffer

Date: November 23, 2011	By:	/s/ Karen Schiffer

Eric Schiffer

Date: November 23, 2011	By:	/s/ Eric Schiffer

[SEC Response Letter]